EXHIBIT 99.1

Dunxin Financial Holdings Limited Reports Financial Results for the First Six Months of 2023

WUHAN, HUBEI, China—October 2, 2023—Dunxin Financial Holdings Limited ("Dunxin" or the "Company") (NYSE American: DXF), a licensed microfinance lender servicing individuals and small and medium enterprises (“SMEs”) in Hubei Province, China, today announced its unaudited financial results for the first six months of 2023. The unaudited consolidated financial statements and other financial information included in this press release have been stated in Renminbi (“RMB”) unless otherwise indicated.

First Six Months 2023 Highlights

•	Total outstanding principal balance of loans was RMB753.0 million (US$103.8 million), which remained unchanged compared to the balance as of December 31, 2022.
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Loans receivable, net of credit impairment losses of RMB646.6 million (US$89.2 million), was RMB601.3 million (US$82.9 million) as of June 30, 2023, representing an increase of 8.1% from RMB556.1 million as of December 31, 2022.

•	Total interest income was RMB51.5 million (US$7.4 million) in the first six months of 2023, representing a decrease of 10.9% from RMB57.8 million in the same period of the prior year.
•	Net interest income was RMB40.9 million (US$5.9 million) in the first six months of 2023, representing a decrease of 14.3% from RMB47.7 million in the same period of the prior year.
•	Net profit was RMB30.5 million (US$4.4 million) in the first six months of 2023, representing a decrease of 49.3% from RMB60.2 million in the same period of the prior year.
•	Earnings per American Depositary Share ("ADS") was US$0.34 in the first six months of 2023 compared to US$0.99 in the same period of the prior year.

First Six Months 2023 Financial Results

Interest Income on Loans

Interest income on loans primarily consists of the accrued interest of Stage 3 credit-impaired loans. Accrued interest is the present value of the estimated future cash flows of credit-impaired loans expected to be recovered, discounted at the loan’s original effective interest rate. Interest income on loans for the first six months of 2023 decreased by 10.9% to RMB51.5 million (US$7.4 million) from RMB57.8 million in the same period of the prior year. The decrease was primarily attributable to the revaluation of the present value of interest receivable and estimated recovery date.

Interest Expense

Interest expenses on loans increased to RMB10.4 million (US$1.5 million) for the first six months of 2023 from RMB10.0 million in the same period of the prior year. The increase was mainly due to the company accrued RMB0.4 million (US$0.1 million) for relevant listing service fee in the current reporting period.

Net Interest Income

Net interest income for the first six months of 2023 was RMB40.9 million (US$5.9 million), representing a 14.3% decrease from RMB47.7 million in the same period of the prior year.

Credit Impairment Losses

The Company maintains the allowance for loan losses, as presented in the financial statements, at a level it considers to be reasonable by management to absorb probable losses inherent in the loan portfolio as of each balance sheet date. The management evaluates the adequacy of the allowance for loan losses on a regular basis or more often as necessary. The allowance is based on the past loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

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The Company provided the credit impairment losses amounting to RMB6.3 million (US$0.9 million) for the first six months of 2023. The increase was primarily attributable to the revaluation of the present value of interest receivable and estimated recovery date during the first six months of 2023. Although the economic and business environment for SMEs remained challenging and some of the Company’s loan customers were experiencing financial difficulty, the Company believed that the recoverability of loan was much more optimistic due to the ending of government controls procedures of the epidemic. The Company assessed credit loss allowance on these credit-impaired loans based on an assessment of the recoverable cash flows under a range of scenarios, including the realization of any collateral held where appropriate. The loss provisions held represent the difference between the present value of the cash flows expected to be recovered, discounted at the instrument’s original effective interest rate, and the gross carrying value of the instrument prior to any credit impairment.

Operation Expenses

Operating expenses consisted solely of general and administrative expenses, which increased from RMB3.9 million for the first six months of 2022 to RMB4.2 million (US$0.6 million) for the first six months of 2023. The increase was primarily attributable to accrual more expenses for services rendered by auditor and counsel in the current reporting period.

Net Profit and Earnings per ADS

As a result of the foregoing, net profit was RMB30.5 million (US$4.4 million) for the first six months of 2023, as compared to RMB60.2 million (US$9.3 million) in the same period of the prior year.

Earnings per ADS for the first six months of 2023 was US$0.34, compared to US$0.99 in the same period of the prior year.

Statements of Financial Position

As of June 30, 2023, the Company had cash and restricted cash of RMB289,000 (US$40,000) compared to RMB295,000 as of December 31, 2022. Most cash deposits with the bank are frozen by court orders as the Company is involved in multiple legal proceedings, administrative proceedings, claims and other litigation as a result of overdue payments to service providers and loans payable to the lenders. The Company has actively worked with Wuchang District Court to broker a series of settlement solution for its obligations with a hope of reaching a deal.

Loans receivable, net of credit impairment losses of RMB646.6 million (US$89.2 million), was RMB601.3 million (US$82.9 million) as of June 30, 2023, representing an increase of 8.1% from RMB556.1 million as of December 31, 2022, primarily due to increase of interest accrued. Accrued interest is the present value of the estimated future cash flows of credit-impaired loans expected to be recovered, discounted at the loan’s original effective interest rate.

As of December 31, 2022 and June 30, 2023, loans payable to third parties, related parties and shareholders, amounting to RMB161.4 million (US$22.3 million) are all overdue. Although certain loans payable were negotiated with new schedules of repayments, the Company is unable to fulfil those obligations due to liquidity issues.

Statements of Cash Flows

Net cash used by operating activities for the first six months of 2023 was RMB164,000 compared to RMB29,000 net cash used by operating activities in the same period of the prior year and the Company has very limited liquidity available to fulfil its obligations for the first six months of 2022.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

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Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from Renminbi (“RMB”) into United States dollars for the convenience of the reader were calculated at the certified exchange rate of US$1.00 = RMB7.2513 on June 30, 2023 as set forth in the H.10 weekly statistical release of The Board of Governors of the Federal Reserve System. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2023, or at any other date. The percentages stated are calculated based on RMB amounts.

About Dunxin Financial Holdings Limited

Dunxin is a licensed microfinance lender in Hubei Province, China. The Company has been granted a microfinance license by the Financial Affairs Office of the Hubei Provincial People’s Government to provide loans to individuals and SMEs. The Company was awarded the “Vice President Unit” of China Micro-credit Companies Association under the China Banking Regulatory Commission in January 2017 and the “President Unit” of Hubei Micro-credit Company Association in December 2017. In 2016, we were recognized as a “National Excellent Microfinance Company” by China Micro-credit Companies Association. We have been named one of the “Top 100 Most Competitive Microfinance Companies in China” by China Microfinance Institution Association for four consecutive years since 2013, an “AA- Credit Rating Enterprise” by China Credit Management Co., Ltd in August 2017, and a “Top 10 Private Enterprises in Wuchang District, Wuhan City” by the People's Government of Wuchang District in July 2017. The Company has professional credit business experience in the microfinance industry in China. For more information, please visit the Company's website at http://hbctxed.com.

For additional information, please contact Mr. Johnny Zhou: +86-13917303401.

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DUNXIN FINANCIAL HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in Thousands of Chinese Renminbi Yuan, except per share and per ADS amounts)

	For the six months ended June 30
	2022 RMB	2023 RMB	2023 US$

Interest income on loans	57,844	51,545	7,393
Interest expense:
Interest expenses on loans	(9,988)	(10,393)	(1,491)
Business related taxes and surcharges	(203)	(203)	(29)
Total interest expense	(10,191)	(10,596)	(1,520)

Net interest income	47,653	40,949	5,873
Reversal of /(Provision of) credit impairment losses	16,382	(6,311)	(905)
Net interest income after credit impairment losses	64,035	34,638	4,968

Operating costs and expenses
General and administrative	(3,866)	(4,175)	(599)
Total operating costs and expenses	(3,866)	(4,175)	(599)

Profit before income taxes	60,169	30,463	4,369
Income tax expense	-	-	-
Net profit	60,169	30,463	4,369

Other comprehensive income for the period:
Exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China	(170)	(397)	(57)
Total comprehensive income for the period	59,999	30,066	4,312

Net profit attributable to:
Equity holders of the Company	48,136	24,370	3,495
Non-controlling interests	12,033	6,093	874
Net profit	60,169	30,463	4,369

Total comprehensive income attributable to:
Equity holders of the Company	47,999	24,053	3,450
Non-controlling interests	12,000	6,013	862
Total comprehensive income	59,999	30,066	4,312

Earnings per share - basic and diluted (in RMB)	0.05	0.03
Earnings per ADS - basic and diluted (in US$)	0.99	0.34

Weighted average shares outstanding in the period (‘000)	1,002,201	1,134,021
Weighted average ADS outstanding in the period (‘000)	9,357	12,941

One ADS represents 480 ordinary shares.

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DUNXIN FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Thousands of Chinese Renminbi Yuan)

	As of
	December 31,	June 30,	June 30,
	2022	2023	2023
	RMB	RMB	US$
		Unaudited	Unaudited

Assets
Current assets
Cash and restricted cash	295	289	40
Loans receivable, net of credit impairment losses	556,112	601,346	82,929
Prepaid expenses and others	4,629	4,895	675
Total current assets	561,036	606,530	83,644

Non-current assets
Property and equipment, net	39,228	37,754	5,206
Intangible asset	5	4	1
Total non-current assets	39,233	37,758	5,207

Total assets	600,269	644,288	88,851

Liabilities
Loans payable	161,439	161,439	22,263
Convertible notes payable	7,264	5,777	797
Salary and benefit payable	12,179	13,202	1,821
Income taxes payable	32,477	32,477	4,479
Interest payable	72,810	81,797	11,280
Other payable	25,942	29,330	4,045
Total current liabilities	312,111	324,022	44,685

Shareholders’ equity
Capital and reserve attributable to equity holders of the Company
Share capital	340	430	59
Additional paid-in capital	383,684	385,636	53,182
Statutory reserve	18,706	18,706	2,580
General risk reserve	9,180	9,180	1,266
Foreign currency translation reserve	(231)	(549)	(76)
Accumulated losses	(181,049)	(156,679)	(21,608)
Non-controlling interests in equity	57,528	63,542	8,763
Total shareholders’ equity	288,158	320,266	44,166

Total equity and liabilities	600,269	644,288	88,851

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DUNXIN FINANCIAL HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of Chinese Renminbi Yuan)

	For the six months ended June 30,
	2022	2023	2023
	RMB	RMB	US$
Cash flows from operating activities:
Profit before income taxes	60,169	30,463	4,369
Adjustments for:
Depreciation of property and equipment	1,477	1,474	211
Amortization of intangible asset	*	1	*
(Reversal)/ Provision of credit impairment losses	(16,382)	6,311	905
Operating profit before working capital changes	45,264	38,249	5,485
Loans receivable	(57,093)	(51,545)	(7,393)
Prepaid expenses and others	(158)	(266)	(38)
Salary and benefit payable	1,068	1,023	147
Interest payable	9,015	8,987	1,289
Other payable	1,875	3,388	486
Cash used in operating activities	(29)	(164)	(24)
Income tax paid	-	-	-
Net cash used in operating activities	(29)	(164)	(24)

Net decrease in cash and restricted cash	(29)	(164)	(24)
Cash and restricted cash at beginning of the period	396	295	43
Exchange losses on cash and restricted cash	(170)	158	21
Cash and restricted cash at end of the period	197	289	40

* Less than 1,000.

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